UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02017787

February 1, 2002

NO ACT
P.E 12-18-01
1934 1-04721

Act 1934
Section 14A-8
Rule
Public Availability 2/1/2002

Thomas A. Gerke
Vice-President, Corporate Secretary
and Associate General Counsel
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110

Re: Sprint Corporation
Incoming letter dated December 18, 2001

Dear Mr. Gerke:

This is in response to your letters dated December 18, 2001, January 15, 2002, and January 29, 2002 concerning the shareholder proposal submitted to Sprint by the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust. We have also received letters on behalf of the proponents dated January 3, 2002 and January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures
cc: c/o Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, FL 34242

CRG/h

Sprint

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel

2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110
Voice 913 624 3326
Fax 913 624 8233
thomas.a.gerke@mail.sprint.com

December 18, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(4)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement") a proposal (the "Proposal") submitted by the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust (the "Proponents") by letters received on or shortly after November 14, 2001.

We are enclosing six copies of this letter, the Proposal and supporting statement. In general, the Proposal calls for Sprint to report to shareholders on (a) total annual greenhouse gas emissions (i) from Sprint's own operations and (ii) from its products; and (b) an estimate of the feasibility and cost of substantially reducing these emissions.

It is our belief that the Proposal may properly be omitted from the 2002 Proxy Statement under Rule 14a-8(i)(4). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and by a copy of this letter the Proponents) of this intended omission and to explain the reasons for our position.

Rule 14a-8(i)(4). Rule 14a-8(i)(4) provides that a shareholder proposal may be excluded if it relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which is not shared with the other security holders at large. The underlying policy for this rule is that "such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Release No. 34-19135 (October 14, 1982)

On its face, the Proposal appears to relate to matters of general interest to shareholders and not be related to a personal claim or grievance. According to the Investor Responsibility Research Center (IRRC), substantially similar proposals concerning greenhouse gas emissions and global warming have been submitted to 20 different companies within the last five years. The Commission has acknowledged, however, that in applying paragraph (i)(4), attention is paid not just to the subject matter of the proposal, but also to "determinations essentially involving the motivation of the proponent in submitting the proposal." Release No. 34-19135 (October 14, 1982). The Commission found that these determinations were necessary because "increasingly sophisticated proponents ... began to draft proposals in broad terms so that they might be of general interest to all security holders, rather than in narrow terms reflecting the personal interests that motivated their submission." The Commission also observed the "increased use of the security holder proposal process as a tool to bring pressure upon issuers to serve some personal interest of the proponent." Release No. 34-19135 (October 14, 1982)

The Staff has frequently taken no-action positions under Rule 14a-8(i)(4) where the proposal did not explicitly provide for redress of the proponent's grievance. In General Motors Corporation (available February 8, 1995) a proposal requested that the company adopt cumulative voting. The Staff took the position that the proposal could be excluded under former Rule 14a-8(c)(4) because of facts indicating that the proposal related to the redress of a personal grievance that the proponent had against the company regarding unsatisfactory repairs on his automobile at a General Motors dealership.

In Cabot Corporation (available November 4, 1994) the proposal requested that the board of directors repeal the company's resolution amending the restated certificate of incorporation limiting the liability and indemnification of directors. The Staff took the position that the proposal could be excluded because of facts indicating the proponent's motivation in submitting the proposal was to redress a personal grievance against the company stemming from its refusal to rehire him after he recovered from a disability because his former job was no longer available.

See also International Business Machines (available December 9, 1994) where a proposal to cap executive salaries was excluded as relating to the redress of the proponent's personal grievance concerning his performance evaluations and compensation while he was employed by the company.

The Proponents' grievance. Sprint's Chairman and Chief Executive Officer, William T. Esrey, serves on the board of directors of ExxonMobil, Inc. Beginning in late 1997, a group headed by Father Michael Crosby, OFMCap.[1], founded a shareholder initiative called "Campaign ExxonMobil." The objective of this organization, as proclaimed on its website (www.campaignexxonmobil.org), is "to compel ExxonMobil to take a responsible position on global warming. This includes convincing the company to admit global warming is happening, ceasing to mislead the public about it and making a serious investment in solutions."

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[1] Father Crosby figures prominently in the description of the history of Campaign ExxonMobil (see Exhibit A from the Campaign ExxonMobil website). He is also listed as Coordinator, Advisory Board of the campaign (see Exhibit B).

One tactic of Campaign ExxonMobil in pursuing this objective is to facilitate shareholders sending letters directly to ExxonMobil board members urging them to "question what management is telling about global warming." To this end, Campaign ExxonMobil's website provides a form letter to the directors urging them to "(1) tell your company to stop trying to mislead people on the science (2) tell your company to acknowledge what is well known to be true: human activities are contributing to global warming (3) tell your company to make a serious investment in renewable energy sources." [2]

In fact, it was a letter to Mr. Esrey from Father Crosby that resulted in Sprint receiving the Proposal. In his letter accompanying the Proposal, Seamus P. Finn, O.M.I. wrote that "Rev. Michael Crosby has shared with us the letter he sent to you as a member of the Board of ExxonMobil regarding the need to reduce greenhouse gases and develop renewables." Father Finn concedes in the letter that he is submitting the Proposal to Sprint "[S]ince he [Father Crosby] did not receive a response from you, it makes us concerned about what your own efforts might be to reduce greenhouse gases at Sprint." In addition, the representative for the Missionary Oblates of Mary Immaculate, who is also on the advisory board of Campaign ExxonMobil[3], has frankly explained to representatives of Sprint that Sprint was the first telecommunication company to receive the proposal because of Sprint's connection with ExxonMobil through Mr. Esrey serving on its board.

It is apparent that the Proponents' have a new strategy in their campaign against ExxonMobil. That strategy is to target companies with executives serving on the ExxonMobil board of directors and use the shareholder proposal process as a tool to bring pressure on ExxonMobil.

Sprint is an inappropriate target for the Proposal. Sprint is in the service business, not manufacturing or other activity that raises concerns about greenhouse gases. Our services (*e.g.*, videoconferencing, voice and data transmission) are often substitutes for transportation and courier services. As a result, Sprint's services help reduce worldwide greenhouse gas emissions.

Of the 20 companies in the IRRC database that received shareholder proposals in the last five years concerning global climate change, nine are in the energy production industry, four are railroads, two are automobile manufactures, and five are involved in manufacturing (metal, rubber or chemicals). The companies in these industries, or their products, are major producers of greenhouse gases and logical recipients of proposals concerning emissions of such gases. None of the companies were in Sprint's business–telecommunications.

It is clear that the only reason Sprint received the Proposal is to redress of a personal claim or grievance against Mr. Esrey in his capacity as a member of the board of directors of ExxonMobil. Further, the Proposal is designed to further the objectives of Campaign ExxonMobil by pressuring Mr. Esrey to influence the management of ExxonMobil to change its position on global warming. These interests are not shared by the other shareholders of Sprint

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2 See Exhibit C.

3 See Exhibit B.

generally. We respectfully submit that this use of the shareholder proposal process is precisely the type of abuse that Rule 14a-8(i)(4) and its predecessors were intended to prohibit.

For these reasons, we believe that Sprint may omit the Proposal under Rule 14a-8(i)(4). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2002 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326 or Sprint's outside counsel John J. Huber of Latham & Watkins at (202)637-2242.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Tom Gerke

Thomas A. Gerke

Enclosures

cc: Seamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Nancy Reynolds
Director of the Trust
Sisters of Providence Community Support Trust
Owens Hall
St. Mary-of-the-Woods, IN 47876

Missionary Oblates of Mary Immaculate

Justice and Peace Office   United States Province

November 15, 2001

Mr. William T. Esrey, CEO
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, Kansas 66205

Dear Mr. Esrey:

Over the past several years, the Missionary Oblates of Mary Immaculate have grown in our awareness of the gift of creation and made a commitment to be more vigilant about ecological issues. Our concern regarding global warming has also grown.

The Missionary Oblates of Mary Immaculate are the beneficial owners of twelve thousand, seven hundred (12,700) shares of common stock of Sprint Corporation, which we intend to hold until after the annual meeting. Verification of ownership is attached.

Rev. Michael Crosby has shared with us the letter he sent to you as a member of the Board of ExxonMobil regarding the need to reduce greenhouse gases and develop renewables. Since he did not receive a response from you, it makes us concerned about what your own efforts might be to reduce greenhouse gases at Sprint.

Thus, I am authorized to inform you of our intention to co-file the enclosed stockholder resolution, submitted by Miller/Howard Investments, for consideration and action by the stockholders at the annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We would welcome the opportunity to hear of the steps our company has taken to seriously address the issue of climate change and the critical challenges presented to us by this issue.

Sincerely,

Séamus P. Fin

Séamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Cc: Irina Branzburg
Michael Crosby, OFM
Ariane Van Buren
Diane Bratcher
Julie Wokaty

391 Michigan Avenue, NE   Washington, DC 20017-1516   Tel: 202-281-1608
Fax: 202-636-9444

REDUCING GREENHOUSE GAS EMISSIONS

WHEREAS:

- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (IPCC, 2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats to human health and habitats include (IPCC, 2001):
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in increased drowning, disease and, in developing countries, hunger;
  - increases, in some geographic areas, in droughts, floods, landslides, storms, and incidences of water-borne (cholera) and vector-borne (malaria) diseases; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of more vulnerable species and loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Dupont's CEO stated, "We are preparing our company for a long journey to a more climate-friendly... global economy. We have already reduced our global greenhouse gases by nearly 60%, [and are] committed to... setting new goals for 2010: reducing global carbon-equivalent greenhouse gas emissions by 65% [from 1990 levels]; holding total energy use flat [at 1990 levels]; and using renewable resources for 10% of our global energy use." (11/00)
- Major automakers are developing alternative non-combustion engines and technologies to reduce vehicles' fossil fuel demands. Ford's Chairman has said, "We are committed to an improvement in fuel economy for all of our vehicles... [and] a reduction in carbon dioxide emissions. We know greenhouse gases and global temperatures are increasing." (4/14/00)
- Royal Dutch/Shell and BP have invested in renewables for years. Royal Dutch/Shell added a penalty of $5/ton of carbon produced when evaluating investment returns on new projects, anticipating more stringent carbon-related regulatory regimes. (*Financial Times*, 9/12/00).
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies, and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001)
- Thirty-nine top religious leaders stated, "...global warming is a scientific fact... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2002 on (a) total annual greenhouse gas emissions (i) from our company's own operations and (ii) from its products (as best as the Company can estimate); and (b) an estimate of the feasibility and cost of substantially reducing these emissions, together with an evaluation of whether our Company would need such changes to be made on an industry-wide basis and, if so, how that could be accomplished.

2002 Shareholder Resolution *11/14/1: 498 words*

Exhibit A

Campaign ExxonMobil

Can we Save the Tiger from ExxonMobil?

[HOME] / Learn More / Take Action / Donate / Keep Informed / Breaking News / ExxonMobil Share

Campaign ExxonMobil History

The campaign was founded by religious shareholder activists concerned about the impacts of global warming and ExxonMobil's influence in obstructing public policy solutions. For more information on religious shareholders visit the Interfaith Cente Corporate Responsibility.

October 1997

Lee R. Raymond, CEO of Exxon, gave a talk at the 15th World Petroleum Co in Beijing. In his remarks, he questioned whether global warming existed, w human factors contributed to it, and why developing nations should now hav curb their energy expansion.

As Corporate Responsibility Agent for his Province of St. Joseph of the Capuc Order, Father Michael Crosby, OFMCap., called Peter Townsend, Secretary of Exxon. They had a previous agreement that if Father Crosby was concerned something having to do with Exxon, he would contact Mr. Townsend. He ask an explanation of Mr. Raymond's remarks as they had been reported by *The Street Journal*. Mr. Townsend stated that Mr. Raymond had been misquoted. Father Crosby asked for a copy of his talk.

Upon reading Mr. Raymond's actual remarks, Father Crosby called Mr. Towns to tell him that his remarks were worse than what was reported. It was agre that they would meet.

November 1997

The meeting was held in Dallas at Exxon's headquarters. Accompanying Fath Crosby was John Passacantando, Director of Ozone Action, an environmental advocacy organization. Representing Exxon were Mr. Townsend and Frank S VP for Environmental Issues. After two and one-half hours, Father Crosby inf them that, as a shareholder, he was not satisfied that Exxon was addressing issue in a constructive way. They would be receiving a shareholder resolutio From this point forward, Father Crosby has a working agreement with Mr.

Townsend that if and when Exxon substantially changes its position on clima change, Mr. Townsend will notify Father Crosby.

December 1997

Building on a report of the Beijing talk in Business Week, Father Crosby (on of the Province of St. Joseph of the Capuchin Order) and the Sisters of St. D(of Caldwell, New Jersey, filed a shareholder resolution. The resolution called Exxon to create a committee of outside directors to independently review an issue a report to shareholders regarding the impact of climate change on the company's policies and practices. The resolution recommended that the stud include any anticipated liabilities Exxon might incur from its possible contrib to the problem and suggestions as to what Exxon could do to reduce carbon dioxide emissions from its fossil fuels.

Spring 1998

Exxon challenged the resolution at the Securities and Exchange Commission (SEC). Its main argument was that the filers had made false and misleading statements. Father Crosby and Mr. Passancantando countered by noting that remarks were all based on the Business Week report of Mr. Raymond's speec They also noted that the one scientist named by Exxon to support its positio doubt with regard to the findings of the Intergovernmental Panel on Climate Change had disassociated himself from the company's claims. The sharehold written response to Exxon's SEC challenge was authored primarily by Kelly S Ozone Action. Father Crosby and Mr. Passancantando prevailed entirely at th SEC. Exxon now would have to put the issue before its shareholders.

April 1998

The proxy for the annual meeting of Exxon shareholders included the climate change resolution. A five-person contingent representing the shareholders connected to the Interfaith Center on Corporate Responsibility, Friends of th Earth, and Ozone Action went to Exxon's annual meeting. The topic of global warming dominated the business portion of the meeting (transcript available Exxon's Shareholder/Investor Relations Department).

In conjunction with this meeting, a discussion among the delegation's partici raised the need to take their concerns about Exxon to a broader level. They no longer tolerate Exxon's leadership in efforts to prevent reductions of hum contributions to global warming.

May 1998

Bob Massie, the director of the Coalition for Environmentally Responsible Economies (CERES), convened a meeting with several of the interested parti The topic of the meeting was the possibility of making some kind of united campaign regarding Exxon. Main parties would be the religious shareholders environmental groups. The group decided there was enough interest and a potential for funding.

September 1998

Two subsequent meetings took place, resulting in an agreement on overall g At a September meeting in New York, "Campaign Exxon" was structured aro the theme "They Did It to Alaska; Now They're Doing It to the Planet."

November 11, 1998

Father Crosby called Mr. Townsend at Exxon and asked him if the company h made any significant changes in its stance toward global warming since the meeting in April. Mr. Townsend indicated that the company was always open new findings in science; however, any changes it may have made would not "considered radical enough" by Father Crosby. In the phone conversation, Fa Crosby indicated that the religious community was expanding its concerns regarding Exxon beyond the traditional shareholder approach.

November 13, 1998

Father Crosby submitted, on behalf of his Province and the Dominicans, a shareholder resolution for Exxon's 1999 annual meeting. While the "resolved remained the same as that of the 1998 resolution, the "whereas" statements resculpted to address Exxon's stance, which it had articulated at the 1998 ar meeting.

November 19, 1998

By the deadline for submission of shareholder resolutions on November 19, t other groups had joined the campaign in co-filing the shareholder resolution

The next day, Father Crosby received a letter from Mr. Townsend asking for meeting. In subsequent phone conversations, Mr. Townsend made it clear th Exxon had made enough changes to merit such a meeting.

February 11, 1999

Meeting between Exxon representatives and Campaign Exxon Coordinating Committee in New York. The committee learned that Exxon's position had nc substantially changed. Exxon representatives acted very concerned about glc warming, but, when pressed, would not even acknowledge its existence.

May 1999

Annual Exxon shareholder meeting in Texas. Resolution does not earn 6% ol vote and therefore cannot be brought up again for another three years.

October 1999

Campaign Exxon hires Texas activist Peter Altman as National Coordinator. N Altman also runs the SEED (Sustainable Energy and Economic Development) Coalition, a group that promotes clean air and clean energy for Texas.

November 30, 1999

The Federal Trade Commission announces a proposed settlement allowing th merger of Exxon and Mobil to proceed, pending a public comment period. Th company now goes by the name ExxonMobil, and the Campaign changes its to Campaign ExxonMobil.

December 1999

The Interfaith Center on Corporate Responsibility files two resolutions for the annual meeting, this time calling on ExxonMobil to invest in the developmen renewable energy sources. The resolutions have over twenty co-filers.

January - February 2000

ExxonMobil again challenges the resolutions at the SEC in an attempt to hav them thrown out. The SEC rejects Exxon's attempt.

Campaign ExxonMobil begins organizing communications to shareholders an coordinating with other groups focused on ExxonMobil.

May 2000

Campaign ExxonMobil leads a joint organizing effort with US PIRG, Amnesty International, the Interfaith Center on Corporate Responsibility (ICCR) and t filers of the resolutions. Together, the groups mail information and argumen support to 2,300 shareholders with more than 50% of ExxonMobil stock.

May 28, 2000: Eve of the Annual Meeting

The groups also hold a teach-in the night before the ExxonMobil Annual Mee The well attended meeting outlines concerns with ExxonMobil's human rights environmental and global warming conduct.

May 30, 2000: ExxonMobil Annual Meeting

The day of the meeting, the groups and a throng of local citizens stage a demonstration across the street from the shareholders meeting. The demonstration is covered by local, state and national press, including CBS E News with Dan Rather.

Inside the meeting, concerned shareholders question ExxonMobil's stance th company's pipeline from Chad to Cameroon, the company's intention to drill Arctic National Wildlife Refuge and the company's stance on global warming.

In defending the company's global warming position to shareholders, Raymo makes three grossly misleading statements on global warming. One audienc member stands up and points out that one of the statements Raymond relie make his case had been signed by the lead singer of the Spice Girls, Drs Pie Honeycutt and Burns from the television show M*A*S*H and James Brown.

Shareholders show strong support for the environmental resolutions. The resolution for renewable energy earns 6.2% of the vote and the resolution c for a link between executive compensation and environmental performance 7.7%. (Votes sound low? Click on them for more background.)

Instead of the one hour meeting that ExxonMobil was expecting, the meetin three and a half. Activists exiting the meeting notice that the ice sculpture ExxonMobil commissioned to adorn the planned VIP lunch has melted.

Summer Fall 2000

Shareholder activists set to work on next year's resolutions, build strength a support by networking and education and get next year's strategy set.

Winter 2000

Work begins on three shareholder briefings that put the issue of global warm and ExxonMobil's handling of the issue on financial terms.

January March 2001

ExxonMobil challenges the shareholder resolutions that have been filed for tl 2001 AGM.

Campaign ExxonMobil hits the roads in the northeastern US on the "Earth to ExxonMobil" tour to raise awareness about the Campaign.

Campaign ExxonMobil goes to Scotland and England to meet with institution investors in Europe's biggest financial centers.

The Wall Street Journal runs the story on ExxonMobil's misuse of Dr. Lloyd Keigwin's Sargasso Sea study.

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http://campaignexxonmobil.org/learn/history.shtml

Campaign ExxonMobil
611 South Congress, Suite 200
Austin, TX 78704
Ph: 1-87-SAVE-TIGE(r)
Fax:(512) 479-7645
email: info@campaignexxonmobil.org

Exhibit B



Campaign ExxonMobil

Can we Save the Tiger from ExxonMobil?

[HOME] / Learn More / Take Action / Donate / Keep Informed / Breaking News / ExxonMobil Sharel

About Campaign ExxonMobil

Campaign ExxonMobil(CEM) is a religious shareholder based campaign to compel ExxonMobil (EM) to take a responsible position on global warming. This includes convincing the company to admit global warming is happening, ceasing to mislead public about it and making a serious investment in solutions. The campaign¹s prim audience is shareholders and investors who can use their shareholder status to influence company management. The campaign is developing information specifica sway the financial sector on global warming as well as highlighting other costs and liabilities associated with fossil fuel dependence. The campaign also sponsors and supports public actions protesting the company's positions.

Campaign ExxonMobil Staff and Advisory Board
Peter Altman, National Coordinator

Advisory Board (Organizations are included for identification purposes and do not indicate a statement of support by that organization)

- Coordinator,
  Advisory Board
  Rev. Michael Crosby
  Province of St. Joseph of the Capuchin Order
- Christopher Ball
- John Celichowski
  Province of St. Joseph of the Capuchin Order
- Jon Coifman
  Natural Resources Defense Council
- Patricia Daly
  Tri-State Coalition for Responsible Investment
- James Donovan
  Socially Responsible Investment Coalition

- Kalee Kreider
  National Environmental Trust

- Bob Massie
  Coalition for Environmentally Responsible Economies

- John Passacantando
  Greenpeace

- William Somplatsky-Jarmon
  Presbyterian Church USA

- Ariane van Buren
  Interfaith Center
  for Corporate Responsibility

Learn More About Campaign ExxonMobil

http://campaignexxonmobil.org/learn/about.shtml

Campaign ExxonMobil
611 South Congress, Suite 200
Austin, TX 78704
Ph: 1-87-SAVE-TIGE(r)
Fax:(512) 479-7645
email: info@campaignexxonmobil.org

Exhibit C



Campaign ExxonMobil

Can we Save the Tiger from ExxonMobil?

Urge the ExxonMobil board to question what management is telling about global warming.

Join us by sending a letter directly to ExxonMobil board members - you can customize the letter below or just send it as is. Fill in all the required address fields below the letter and hit send. All of the board members will receive their personalized copy faxed to them.

"We know we have a giant target painted on our chests." - Ken Cohen, ExxonMobil's head of governmental relations, 4/17/2001.

I'm writing to you to explain why ExxonMobil has this target painted on its chest, and what it can do to get it off.

First of all, ExxonMobil is failing to acknowledge what the rest of the world agrees on: human activities are warming up the planet. This is not just the opinion of leftist green groups. The Wall Street Journal wrote on March 22 that "[ExxonMobil] is increasingly isolated on the issue, not only from the international scientific community but also from European competitors."

Second, ExxonMobil doesn't just disagree with the facts; it twists climate science and and funds ill-qualified skeptics to support false conclusions. The Wall Street Journal, the Guardian, the Nation and the New York Times have all

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Thanks for your support!

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http://campaignexxonmobil.org/action/investoraction.shtml

Campaign ExxonMobil
611 South Congress, Suite 200
Austin, TX 78704
Ph: 1-87-SAVE-TIGE(r)
Fax:(512) 479-7645
email: info@campaignexxonmobil.org

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 3, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Sprint Corporation

Via email

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Sprint Corporation (hereinafter referred to as "Sprint" or the "Company"), and who have jointly submitted a shareholder proposal to Sprint, to respond to the letter dated December 18, 2001, sent to the Securities & Exchange Commission by the Company, in which Sprint contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rule 14a-8(i)(4).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Sprint's year 2002 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report discussing the Company's greenhouse gas emissions.

Rule 14a-8(i)(4)

The Company appears to concede that the proposal would otherwise be proper had it not been contaminated by an alledged personal grievance motive.

The Company contends that an improper motive is established by virtue of the fact that the proposal is allegedly inappropriate for Sprint because it is neither in the energy business nor involved in heavy industry. This argument lacks persuasive force.

First of all, environmental shareholder proposals are often submitted to registrants that are in service industries. For example, similar greenhouse gas proposals have been submitted this year to Bristol-Myers Squibb and Campbell Soup. So, too, this year shareholder proposals requesting corporations to endorse the CERES principles have been submitted to Allstate, Apple Computer, KMart and UPS and last year were submitted to Aetna, Albertson's and Gap. Surely communications companies do not have less impact on the environment than do insurance companies.

Secondly, despite its protestations, Sprint is not pure as the driven snow. In addition to the communications services mentioned in its letter, Sprint also has a Directory Publishing Business. Publishing is hardly antiseptic activity. Nor is that division insignificant to the Company's total operations. According to Sprint's most recent 10-K report, that Division in 2000 had sales of almost two billion dollars (8.2% of total sales) and an operating profit of $284,000,000, which represented a majority (more than 56%) of the Company's operating income for the year 2000.

In addition, the 10-K reveals that Sprint had violated various Environmental Protection Agency regulations and that "Sprint believes that it will be assessed s fine [by the EPA] of approximately $250,000".

Since it clearly appears that Sprint is, in fact, an appropriate recipient for environmental shareholder proposals such as the one submitted by the Proponents, the Company's argument that there could be no reason other than personal grievance to submit the shareholder proposal is clearly wanting in merit.

Nor does the Company's attempt to show that there is in fact a personal grievance fare any better. The Company argues that it was targeted solely because its CEO serves on the Board of Exxon (which company apparently denies the existence of global warming). But the Company's own proof in fact proves the opposite. The Company quotes the Rev. Seamus Finn who wrote to it on behalf of the principal proponent, the Missionary Oblates of Mary Immaculate. Sprint quotes the Rev. Seamus Finn as saying that the failure of Sprint's CEO to respond to an inquiry concerning his role as an Exxon director "makes us concerned about what your own efforts might be to reduce greenhouse gases at Sprint". Rather than proving that the shareholder proposal was submitted because of a personal grievance, this quote proves the opposite. If a director of Exxon is unconcerned about Exxon's contribution to global warming, it is quite logical that he will be equally unconcerned about his own company's contribution to global warming.

Indeed, submitting a global warming shareholder proposal to a company whose management appears to be totally unconcerned about global warming seems eminently sensible rather than the pursuit of a personal grievance.

Furthermore, the information concerning Campaign ExxonMobil supplied in the Company's Exhibits A, B and C is wholly without probative value. Nothing in Exhibits A or B even remotely suggest that the Proponents have a personal grievance. Exhibit C merely is a suggestion that shareholders of EXXON write to the very persons whom they have elected to Exxon's Board to complain about Exxon's policies. Such a suggestion provides no probative evidence of a personal grievance on the part of shareholders of Sprint.

Finally, it is well to examine what Rule 14a-8(i)(4) means when it uses the term "personal grievance". The best evidence of the types of situations covered can be found in the three no-action letters cited by the Company itself. In all three, General Motors Corporation (February 8, 1995), Cabot Corporation (November 4, 1994) and International Business Machines Corporation (December 9, 1994), the proponent of the proposal had an ongoing personal dispute with the registrant. Such is not the case in the instant case.

In conclusion, it is clear beyond cavil that the Company has failed to sustain its burden of proving that the Proponents' shareholder proposal on global warming is excludable as being a mere personal grievance.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Thomas A. Gerke, Esq.
All proponents
Sister Pat Daly
Sister Pat Wolf

Sprint

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel

2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110
Voice 913 624 3326
Fax 913 624 8233
thomas.a.gerke@mail.sprint.com

January 15, 2002

VIA FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Attn:
Kier Gumbs, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance

Ladies and Gentlemen:

We are responding to the January 3, 2002 letter from Paul M. Neuhauser, Esq. on behalf of the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust (the "Proponents"). Mr. Neuhauser opines that the Proposal submitted by the Proponents requesting Sprint to prepare a report discussing Sprint's greenhouse gas emissions is not excludable under Rule 14a-8(i)(4) of the Securities Exchange Act of 1934.

Mr. Neuhauser states that: (1) Sprint is an appropriate recipient of the Proposal; and (2) Sprint has not established the existence of a "personal grievance" as that term is used in Rule 14a-8(i)(4).

Sprint is not an appropriate recipient of the Proposal. Mr. Neuhauser points out that environmental proposals are often submitted to registrants that are in service industries. He gives two examples.

First, Mr. Neuhauser states that similar greenhouse gas proposals have been submitted this year to both Bristol-Myers Squibb Company and Campbell Soup Company. According the Investor Responsibility Research Center ("IRRC"), a greenhouse gas proposal has in fact been submitted to Bristol-Myers Squibb Company by the Sisters of St. Francis of Assisi. IRRC makes no mention that Campbell Soup Company received such a proposal for its November 16, 2001 annual shareholders meeting or that it will receive such a proposal for this year's meeting. The deadline for submission of shareholder proposals to Campbell Soup Company for this year's meeting is June 12, 2002.

A review of the ExxonMobil Corporation proxy statement dated April 18, 2001 provides insight as to why these two companies are recipients of greenhouse gas proposals which we understand to be from the same religious shareholder based campaign of proponents. According to that proxy statement, Charles A. Heimbold, Jr., Chairman of the Board and Chief Executive Officer of Bristol-Myers Squibb Company, and Philip E. Lippincott, Chairman of the Board of Campbell Soup Company, both serve on the ExxonMobil Board of Directors. It appears that these companies have been targeted for the greenhouse gas proposal for the same reason Sprint has been – because a company executive serves on the ExxonMobil Board of Directors.

Second, Mr. Neuhauser points out that registrants from a variety of service industries have received shareholder proposals requesting endorsement of the CERES principles. The CERES principles, which consist of ten broadly stated principles related to prudent oversight of a company's financial resources with respect to environmental matters, have wide applicability to companies in a vast array of industries. However, the CERES proposals are distinctly different from the greenhouse gas emission proposal. Obviously, Mr. Neuhauser agrees with us concerning the lack of submission of the greenhouse proposal to other companies; otherwise, he would have cited each such instance.

The Proposal addresses one environmental issue – greenhouse gas emissions. Mr. Neuhauser makes the point that Sprint has a directory publishing business and that "Publishing is hardly an antiseptic activity." Actually, Sprint's activities in directory publishing involve only advertising sales and distribution. Since it does not materially contribute to greenhouse gas emissions, Sprint's directory publishing has no nexus to the Proposal, nor does the Proponents' supporting statement assert that it does. Thus, submitting a greenhouse gas proposal to Sprint is tantamount to submitting a Sullivan principle proposal to a company that never has done business, is not doing business and does not propose to do business, directly or indirectly, in South Africa. As we stated in our first letter, the telecommunications industry provides services (e.g., videoconferencing, voice and data transmission) that help reduce worldwide greenhouse gas emissions by being substitutes for activities that are significant producers of greenhouse gases (e.g., transportation). Therefore, Sprint's business activities, including directory publishing, make it an unlikely, if not an inappropriate, candidate for the Proposal.

The existence of a personal grievance. Contrary to Mr. Neuhauser's assertion, the Proposal should be excluded under Rule 14a-8(i)(4).

The Proponents' dispute with ExxonMobil and its board of directors is well documented, dating back to 1997. An entire web site is devoted to it (www.campaignexxonmobil.org)[1]. Last

---

1 Campaign ExxonMobil maintains an extensive web site that makes no mention of telecommunication companies or Sprint. The site singles out ExxonMobil for its actions as illustrated in the following excerpts:
"Why the Religious Community Targets ExxonMobil: . . . ExxonMobil funds multi-million dollar campaigns orchestrated by industry front groups like the Global Climate Coalition. . . .

year that dispute was personally directed at William T. Esrey, Sprint's Chairman and Chief Executive Officer. In June 2001, Michael H. Crosby, OFMCap, Coordinator, of the Campaign ExxonMobil Advisory Board, wrote Mr. Esrey in his capacity as a member of the ExxonMobil Board of Directors regarding the need to reduce greenhouse gases. Mr. Esrey did not personally reply to the letter. ExxonMobil replied to the letter on behalf of the Board of Directors. The reply stated that the ExxonMobil Board of Directors is kept advised of the corporation's activities and plans as well as new developments in the area of climate change. The reply emphasized that, while there is uncertainty and the science is not settled, ExxonMobil believes there are many actions that are appropriate now. To this end, ExxonMobil supports: (1) additional research in understanding climate change; (2) voluntary economically and scientifically justified actions to deal with all greenhouse gases; and (3) development of new technologies that could provide benefits in this area. This was obviously not the response the Proponents were seeking.

Of course, there is nothing inappropriate with the Proponents publicly disagreeing with ExxonMobil or Mr. Esrey in his capacity as a member of the ExxonMobil Board. However, the Proponents cross the line into personal grievance when they target Sprint to further their Proponents' objectives in their long-standing disagreement with ExxonMobil and its board of directors. Other Sprint shareholders do not share in the Proponents' campaign to cause ExxonMobil to change its policy on greenhouse gases.

The three no-action letters we cited in our requesting letter dated December 18, 2001, raised the same policy issues that are present here.

In view of the responsible approaches adopted by many companies, ExxonMobil's behavior seems to stand out as immoral. ExxonMobil has played a particularly dirty game with respect to developing countries and the Kyoto treaty, demanding that developing countries participate in the treaty on equal footing with industrial countries while simultaneously urging developing countries not to sign on."

The statements against ExxonMobil and its board of directors are corroborated by Campaign ExxonMobil's December 18, 2001 press release. The headline of the press release states: "Campaign ExxonMobil Applauds New Resolution Calling for Governance Change at ExxonMobil". The text of the press release states, in pertinent part: "Campaign ExxonMobil announced its support for a new resolution filed by veteran corporate governance activist Robert A.G. Monks which takes aim at ExxonMobil's top management and board over the company's position on global warming. . . . .We are pleased to see an investor with the track record and influence of Robert Monks taking on this company over its handling of this issue," said Peter Altman, National Coordinator of Campaign ExxonMobil. "I look forward to building support for this resolution over the next several months. . . . .The new resolution argues that the company's board of directors is failing to protect shareholder value from the extreme and isolating position on global warming adopted by Lee Raymond, ExxonMobil's Chief Executive Officer."

In General Motors Corporation (available February 8, 1995), the proponent's true motivation in submitting the proposal was not a genuine concern that the company adopt cumulative voting, but to redress a personal grievance regarding unsatisfactory repairs on his automobile. In Cabot Corporation (available November 4, 1994), the proponent was aggrieved by Cabot's refusal to rehire him after he recovered from a disability. In International Business Machines (available December 9, 1994), the proponent's grievance concerned his performance evaluations and compensation while he worked for the company. Here, the Proponents' motivation in submitting the Proposal is not a genuine concern for Sprint's activities, or even those of the telecommunications industry, but rather is an attempt to change the policy on greenhouse gas emissions at ExxonMobil.

The Proponents have attempted to gain access to Mr. Esrey personally to urge him to influence ExxonMobil to change its position on global warming. The Proposal is another attempt to gain such access. In the General Motors letter, General Motors was concerned that the proponent would use the annual shareholders meeting as a way to recount his grievance and embarrass the company. Similarly, if the Proposal is presented at Sprint's annual meeting, will the Proponents recount how Mr. Esrey's failure to respond to their letter prompted the Proponents to make the greenhouse gas proposal to Sprint?

To be excludable under Rule 14a-8(i)(4) the personal grievance need not be against Sprint, as the company. It is sufficient if the proposal relates to the redress of a personal claim or grievance against "any other person." Here, ExxonMobil and its Board of Directors are the other persons within the meaning of Rule 14a-8(i)(4). Given Campaign ExxonMobil, the Proponents' website, their track record with the companies of other ExxonMobil directors, the June 2001 letter to Mr. Esrey and the lack of any greenhouse gas issue in the telecommunications industry generally and at Sprint in particular, the Proponents have a personal grievance against Exxon Mobil or its Board of Directors and the Proposal would benefit the Proponents and further their personal interest in a manner not shared by Sprint shareholders generally. The Proposal is being used as a tactic in an on-going campaign against ExxonMobil and its board of directors. The Proposal is designed to result in a benefit to the Proponents and to further their personal interest in reversing ExxonMobil's position on greenhouse gases. This situation is similar to that in Fleet Financial Group, Inc. (available June 25, 1996). Just as in Fleet, while the Proposal is being made to Sprint as the company, it actually relates to a personal grievance against other persons and if included in the company's proxy statement, it would benefit and further the interests of the proponents, not the company's shareholders generally.

We respectfully submit that as in Fleet, General Motors, Cabot, and International Business Machines, it would be a disservice to Sprint's shareholders for the shareholder proposal process to be used to further the objectives of Campaign ExxonMobil by pressuring Mr. Esrey to influence of ExxonMobil or his colleagues on the ExxonMobil Board of Directors to change its position on greenhouse gases.

For these reasons, we continue to believe that Sprint may omit the Proposal under Rule 14a-8(i)(4). Should you disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with you concerning these matters prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326 or Sprint's outside counsel John J. Huber of Latham & Watkins at (202) 637-2242.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Tom Gerke

Thomas A. Gerke

Enclosures

cc: Seamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Nancy Reynolds
Director of the Trust
Sisters of Providence Community Support Trust
Owens Hall
St. Mary-of-the-Woods, IN 47876

Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, Florida 34242

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 16, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Sprint Corporation

Via FAX 202-942-9525

Dear Sir/Madam:

I am writing in response to the letter dated January 15, 2002, sent to the Securities and Exchange Commission (the "Commission") by Sprint Corporation ("Sprint" or the "Company") which letter attempts to respond to my letter dated January 3, 2002, sent to the Commission on behalf of the Proponents, the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust. The Proponents' shareholder proposal requests Sprint to prepare a report discussing the Company's greenhouse gas emissions.

For the most part, the Company's letter merely reiterates the points made in its prior no-action request letter dated December 18, 2001, and therefore requires no further response.

The only new point which Sprint attempts to make is a rebuttal to our argument that the shareholder proposal is, in fact, appropriately directed to Sprint. Specifically, Sprint attempts to argue that it is not an appropriate recipient of the shareholder proposal because the Company only distributes the directories and does not actually print them. In this, Sprint is erroneous for two reasons. First of all, if Time magazine claimed that it had no greenhouse gas emissions because it contracted out the printing of its magazines and that it merely edited them and accepted advertising, it is unlikely that any would find the argument convincing. That is also the case here. More importantly, however, is the actual wording of the Proponents' shareholder proposal. Whether or not Sprint actually does the printing is irrelevant to this proposal since it requests information as to the so-called "lifetime" emissions generated by the product (both in its manufacture and in its usage and ultimate disposal). Thus, the Resolve clause (in part (a)) requests information about greenhouse gas emissions not only from "the company's own operations" (in subpart (i)), but also "from its products" (in subpart (ii)). It is thus apparent that the Proponents' shareholder proposal covers not only the activities performed directly by Sprint, but also the activities carried on by the entities which actually print the directories as well as greenhouse gases produced in the disposal of the directories at the conclusion of their useful life.

Additionally, in deciding the applicability of Rule 14a-8(i)(4) to the Proponents' shareholder resolution, it is well to look at what types of situations the Commission has intended to exclude by that portion of the Rule. The last substantive revision of Rule 14a-8(i)(4) was in 1983. At that time, the Commission's announced a proposal to amend the personal grievance subpart of the Rule in order to cover three distinct situations. (See 34-19135, October 14, 1982.)

1) Personal Interest: This is to cover resolutions which request the registrant to take actions in the special or pecuniary interests of the proponent. In adopting the changes, the Commission explicitly stated that this ground was not available to exclude proposals "in which a proponent was personally committed or intellectually and emotionally interested" and amended the proposed wording in an attempt to exclude such an interpretation of the exclusion. (See 34-20091, August 16, 1983.) This branch of the personal grievance exclusion is obviously inapplicable to the Proponents' shareholder proposal, which deals with an issue about which they are intellectually and emotionally interested and are personally committed. The implementation of the Proponents' shareholder proposal would not advance some selfish personal pecuniary interest unrelated to the interests of the shareholders, such as the examples given in the proposing release (authorizing "the prosecution of all claims against the issuer raised in a complaint filed by the proponent"; "requests to the issuer that it support certain litigation in which the proponent was involved"; that shareholders, not consumers, pay certain costs "where the proponent was engaged in a campaign designed to reduce consumer costs"). This portion of Rule 14a-8(i)(4) is obviously inapplicable to the Proponents' shareholder proposal.

2) Benefit to the Proponent Not Shared With Other Security Holders: This is intended to cover situations where the proposal is submitted in order to gain some advantage unique to the proponent. One example given in the proposing release is "using the [Rule] to force the issuer to buy back his securities at a premium price" and the other example given is a proposal to compel the registrant "to subscribe to the proponent's publications". This portion of Rule 14a-8(i)(4) is obviously inapplicable to the Proponents' shareholder proposal.

3) Redress of a Personal Claim or Grievance: (a) According to the proposing release, this ground has itself two subdivisions. The first is when the proposal is directly related to the grievance, the example given in the release (footnote 31) is a proposal to have the registrant reimburse the proponent for certain expenses. This subdivision this portion of Rule 14a-8(i)(4) is clearly inapplicable to the Proponents' shareholder proposal.

(b) The second subdivision is when the proposal is, on its face, "of general interest to all security holders but the issuer demonstrated that it was submitted to redress a personal grievance". This is presumably the portion of Rule 14a-8(i)(4) that the Company is relying upon. However, it is equally inapplicable to the Proponents' shareholder proposal. The second subdivision includes only proposals that are "submitted to redress a personal grievance". What is the definition of a personal grievance for purposes of the second subdivision? Obviously, the term has exactly the same meaning that it had in the first subdivision. The term is still limited to the types of grievances described in footnote 31. This is proven by the fact that the examples given in footnote 32 of the proposing release to illustrate this subdivision were four letters, each of which involved a proponent who "was using the security holder proposal process to redress a personal grievance it had against the issuers [who were all media companies] for adverse publicity that the proponent had received". Thus the second subdivision of this portion of Rule 14a-8(i)(4) is clearly inapplicable to the Proponents' shareholder proposal.

It should be noted that each of the three no-action letters cited by the Company in its first letter, dated December 18, 2001, were of the type described under the second subdivision of situation three, above. Furthermore, each of them involved a proposal of the type described in footnote 32, involving a tangible benefit to the proponent. Thus, in General Motors Corporation (February 8, 1995) the underlying grievance was inadequate repairs to the proponent's automobile. In Cabot Corporation (November 4, 1994) the underlying grievance was that the registrant had failed to restore the proponent's employment with it. Similarly, in International Business Machines (December 9, 1994) the proponent's grievance concerned his performance evaluations and compensation as an employee of the registrant. Each of these letters, like those in footnote 32 of the proposing release, involved tangible personal benefits to the proponent despite the general language of the shareholder proposal. No such tangible personal benefits underlie the general language of the Proponents' shareholder proposal. Furthermore, as the Commission stated in the adopting release, neither personal commitment nor intellectual or emotional interest disqualify a proposal. Such mental states do not constitute the type of personal grievance covered by either subdivision one or subdivision two of third category described above.

This analysis of the meaning of Rule 14a-8(i)(4) is confirmed by an examination of the four most recent Staff no-action letter replies that presently appear on Lexis-Nexis. Peoples Energy Corporation (November 21, 2001); Kentucky First Bancorp, Inc. (August 10, 2001); Sara Lee Corporation (Crapo) (August 10, 2001); Sara Lee Corporation (Stanton) (August 10, 2001).

In Peoples Energy the proponent submitted a facially neutral proposal requesting that two nominees be nominated for each board seat to be filled at a shareholder meeting. Despite the fact that the proponent had (i) filed a case with the EEOC and subsequently in the courts alleging a violation of the Americans with Disabilities Act, which lawsuit was settled out of court and (ii) had filed a complaint with both his state Department of Human Rights and his city Commission on Human Relations (both of which were pending) alleging that subsequent to the settlement he had been fired as an employee of the registrant in retaliation for bringing the original ADA claim, the Staff opined that (i)(4) was inapplicable to the shareholder proposal.

In Kentucky Bancorp the proposal called for the sale or merger of the registrant. The alleged grievance, that the registrant had refused to nominate the shareholder as a candidate for election to the board, was not deemed by the Staff to warrant exclusion of the proposal under Rule 14a-8(i)(4).

In each of those two letters, the shareholder proponent had a far more tangible grievance than that alleged by Sprint against the Proponents. If no grievance warranting exclusion existed in those two cases, surely none exists in the instant situation.

Even more instructive are the two Sara Lee letters, the results of which in each case illustrate the analysis previously set forth. Each situation involved a facially neutral shareholder proposal. In one letter there was a tangible personal benefit which led to the exclusion of the proposal, but in the absence of such a tangible benefit the second proposal was not excluded. In the case of the Stanton proposal, the Staff ruled that an apparently neutral proposal could be excluded because of Mr. Stanton's personal involvement in litigation against the issuer. That decision is wholly in accord with the analysis presented above. However, in the Crapo letter the Staff ruled that a shareholder proposal on charitable contributions could not be excluded by Rule 14a-9(i)(4). In that letter, the shareholder had submitted a shareholder proposal to another issuer (Chock Full O Nuts) which later had been acquired by the registrant. Apparently, Chock Full O Nuts had not placed the proposal on its proxy statement and Mr. Crapo's supporting statement for his proposal to Sara Lee talked virtually exclusively about the failure of Chock Full O Nuts to include the statement. The registrant argued that Mr. Crapo had a personal grievance against the prior management of Chock Full O Nuts. In accordance with the analysis set forth above, the Staff disagreed and ruled that the proposal could not be excluded under (i)(4). We submit that this Staff decision is exactly on point. The Sara Lee argument is exactly comparable to the Sprint argument, namely that the proponent was motivated by anger at the actions of the board and management of a company other than the registrant. Just as that argument was rejected in Sara Lee it should similarly be rejected here.

The Company has cited an additional no-action letter in its letter of January 15, 2002. Fleet Financial Group, Inc. (June 25, 1996). Although we agree with the application of (i)(4) in that situation, it is unclear why c(5) or c(7) was not utilized by the Staff. In that letter, a proponent who described himself (in the letter submitting the proposal) as a "paranoid schizophrenic" submitted a shareholder proposal which "ordered" the Board to report to the shareholders concerning the registrant's cooperation with any police investigation of prostitution in New Bedford, Massachusetts. The proposal obviously had no relevance whatever to the activities of the registrant and raised no significant policy issue for the registrant. In that situation, surmising that the proponent must be motivated by something other than shareholder interests may be justified.

When, however, the shareholder proposal raises a genuine issue pertinent to the registrant's activities, whatever first caused that shareholder to examine the activities of the registrant is not relevant. In the present situation, even hypothesizing that the Proponents were first drawn to undertaking an examination of the Sprint's activities with regard to global warming because of a fear that its CEO might not be concerned about global warming, such a motive, even if it existed, would be irrelevant. Once that examination was undertaken, the Company was found to be wanting and a shareholder proposal on greenhouse gas emissions thus became bban appropriate proposal to be submitted to Sprint. The Company should not become exempt from having to report on its effect on climate change merely because its CEO is also a director of ExxonMobil.

In conclusion, we reiterate our request that the Staff inform the Company that the Commission's proxy rules require denial of the Company's no-action request.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Thomas A. Gerke, Esq.
All proponents
Sister Pat Daly
Sister Pat Wolf

Sprint

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel

2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110
Voice 913 624 3326
Fax 913 624 8233
thomas.a.gerke@mail.sprint.com

January 29, 2002

VIA FACSIMILE

Kier Gumbs, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Dear Mr. Gumbs:

We are responding to the January 16, 2002 letter from Paul M. Neuhauser, Esq. on behalf of the Missionary Oblates of Mary Immaculate and the Sisters of Providence Community Support Trust (the "Proponents"). Mr. Neuhauser opines that the Proposal submitted by the Proponents requesting Sprint to prepare a report discussing Sprint's greenhouse gas emissions is not excludable under Rule 14a-8(i)(4) of the Securities Exchange Act of 1934.

Mr. Neuhauser continues to maintain that Sprint is an appropriate recipient of the proposal based on its directory publishing business. In our letter dated January 15, 2002, we pointed out that Sprint's activities in directory publishing involve only advertising sales and distribution. Mr. Neuhauser finds this argument unconvincing, and cites the actual wording of the Proponents' proposal. That wording, however, supports our position that Sprint is not an appropriate target for the proposal.

The proposal calls for a report "on (a) total annual greenhouse gas emissions (i) **from our company's own operations** and (ii) from its products." [emphasis added] The proposal quite specifically concerns only Sprint's operations. The proposal should not be read to encompass the operations of other companies that contribute to printing of directories for two more reasons. First, the proposal calls on Sprint to measure greenhouse gas emissions. Sprint is not in the position to measure greenhouse gas emissions from other companies' operations. Second, the proposal contemplates a study of the "feasibility and cost of substantially reducing these emissions." Sprint is not in a position to take steps to reduce emissions from other companies' operations and a study of the feasibility and costs associated with these steps would, as a result, be irrelevant. These reasons are especially poignant here, because the cost of publishing the directory is immaterial to Sprint. If the Proponents are concerned about the emissions of printing and paper companies, the proposal can easily be submitted directly to companies in those industries.

Absent the possible negligible emissions associated with their disposal, we believe there are no greenhouse gas emissions from Sprint's products. Finally, as we pointed out in our prior letters, Sprint provides services (e.g., videoconferencing, voice and data transmission) that help reduce worldwide greenhouse gas emissions by being substitutes for activities that are significant producers of greenhouse gases (e.g., transportation and courier services).

Mr. Neuhauser cites four no-action letters. In Peoples Energy Corporation (available November 26, 2001), the proposal urged the board to take steps to nominate at least two candidates for each directorship. In Kentucky First Bancorp, Inc. (available August 10, 2001), the proposal urged the directors to take the steps necessary to achieve a sale, merger or other acquisition. In Sara Lee Corporation (available August 10, 2001) (Crapo), the proposal recommended that Sara Lee's proxy statement contain certain information regarding its charitable donations. In Sara Lee Corporation (available August 10, 2001) (Stanton), the proposal involved payments or other transfer of funds outside the ordinary course of business.

Each of the proposals in the four no-action letters involved issues that were pertinent to the companies that received them. Therefore, the proponents' motivation in submitting the proposals is more difficult to discern and could reasonably be a genuine concern for the subject matter of the proposals as it applied to the target companies. Given the lack of greenhouse emissions by Sprint and the positive effect in the environment of Sprint's business, the Proponents' only reasonable motivation in submitting their proposal to Sprint is to gain some advantage in their dispute with ExxonMobil and its board of directors. That motive is relevant because the Staff, in applying Rule 14a-8(i)(4), must make "determinations essentially involving the motivation of the proponent in submitting the proposal." Release No. 34-19135 (October 14, 1982).

Despite Mr. Neuhauser's argument to the contrary, there is nothing in Rule 14a-8(i)(4) requiring that submission of the shareholder proposal "advance some selfish personal pecuniary interest." In Fleet Financial Group, Inc. (available June 25, 1996), the registrant wrote in their requesting letter that the proponent "apparently has a grievance with New Bedford area law enforcement officers, who in the proponent's view have failed to diligently investigate the murders of male and female prostitutes or obtain a conviction of the purported killer." There was apparently no selfish personal pecuniary interest being advanced by the proponent who as Mr. Neuhauser failed to mention was also a veteran. The proponent was apparently personally committed or intellectually and emotionally interested in the issue. Mr. Neuhauser's letter fails to address the meaning of Fleet, viz. a proposal can be omitted under Rule 14a-8(i)(4) when the proponent has "a personal claim or grievance against...any other person...."

For these reasons, we continue to believe that Sprint may omit the Proposal under Rule 14a-8(i)(4). Should you disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with you concerning these matters prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326 or Sprint's outside counsel John J. Huber of Latham & Watkins at (202) 637-2242.

Very truly yours,

Tom Gerke

Thomas A. Gerke

Enclosures

cc: Seamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Nancy Reynolds
Director of the Trust
Sisters of Providence Community Support Trust
Owens Hall
St. Mary-of-the-Woods, IN 47876

Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, Florida 34242

```
*********************
***   TX REPORT   ***
*********************
```

TRANSMISSION OK

TX/RX NO	4753
CONNECTION TEL	912029429525
SUBADDRESS	
CONNECTION ID	CORP FIN FRONT 0
ST. TIME	01/29 16:28
USAGE T	01'23
PGS. SENT	4
RESULT	OK

Sprint.

THOMAS A. GERKE
VICE PRESIDENT, CORPORATE SECRETARY
AND ASSOCIATE GENERAL COUNSEL
2330 SHAWNEE MISSION PARKWAY
WESTWOOD, KS 66205

(913) 624-3326 PHONE
(913) 624-8233 FAX

MAILSTOP: KSWESA0110

January 29, 2002

FAX COVER SHEET

To:	Kier Gumbs Special Counsel Office of Chief Counsel Division of Corporation Finance
Telephone Number:	
Fax Number:	202-942-9525
Pages including this cover page:	4

MESSAGE:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 18, 2001

The proposal requests a report on greenhouse gas emissions.

We are unable to concur in your view that Sprint may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Sprint may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Keir D. Gumbs
Special Counsel